EXHIBIT 99.1

CONCRETE PIPE & PRECAST, LLC

FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2016 AND 2015 AND FOR THE THREE YEARS ENDED DECEMBER 31, 2016

Independent Auditor’s Report

Board of Managers
Concrete Pipe & Precast, LLC

Report on the Financial Statements
We have audited the accompanying financial statements of Concrete Pipe & Precast, LLC (the “Company”), which comprise the balance sheet as of December 31, 2016, and the related statements of income, changes in members’ equity and cash flows for each of the years ended December 31, 2016 and 2014, and the related notes to the financial statements.
Management’s Responsibility for the Financial Statements
Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.
Auditor’s Responsibility
Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free from material misstatement.
An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.
We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.
Opinion
In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Concrete Pipe & Precast, LLC as of December 31, 2016, and the results of its operations and its cash flows for each of the years ended December 31, 2016 and 2014 in accordance with accounting principles generally accepted in the United States of America.
Other Matter
The accompanying balance sheet of Concrete Pipe & Precast, LLC as of December 31, 2015, and the related statements of income, changes in members’ equity and cash flows for the year then ended were not audited, reviewed, or compiled by us and, accordingly, we do not express an opinion or any other form of assurance on them.

/s/ Hein & Associates LLP

Houston, Texas
March 24, 2017

CONCRETE PIPE & PRECAST, LLC

BALANCE SHEETS
DECEMBER 31, 2016 and 2015

ASSETS
	2016	2015
CURRENT ASSETS		(unaudited)
Cash	$171,891	$47,035
Trade accounts receivable - net	17,743,510	15,075,621
Inventories	15,734,121	15,347,794
Prepaid insurance and other assets	1,455,448	429,021
Due from affiliates	1,059	1,478
Current portion of non-trade notes receivable	971,138	20,991
Total current assets	36,077,167	30,921,940

PROPERTY, PLANT, AND EQUIPMENT - NET	67,129,308	69,641,313

OTHER ASSETS
Non-trade notes receivable	—	1,003,644
Property held for sale	1,523,758	1,619,758
Intangible assets - net	347	8,681
Deposits and other assets	60,142	240,016
Total other assets	1,584,247	2,872,099

Total Assets	$104,790,722	$103,435,352

LIABILITIES AND MEMBERS’ EQUITY

CURRENT LIABILITIES
Cash overdraft	$2,181,667	$1,894,721
Accounts payable	9,084,640	6,975,163
Current maturities of notes payable	2,400,000	2,400,000
Due to affiliates	120,108	96,753
Other current liabilities	2,251,132	1,930,282
Total current liabilities	16,037,547	13,296,919

LONG-TERM LIABILITIES
Notes payable	20,736,770	20,318,852
Total liabilities	36,774,317	33,615,771

Commitments and contingencies (see note 10)

MEMBERS’ EQUITY	68,016,405	69,819,581
Total Liabilities and Members' Equity	$104,790,722	$103,435,352

CONCRETE PIPE & PRECAST, LLC

STATEMENTS OF INCOME
FOR THE YEARS ENDED DECEMBER 31, 2016, 2015, and 2014

	2016	2015	2014
		(unaudited)
Net sales	$153,345,289	$123,888,361	$111,753,133
Cost of sales	111,659,657	94,380,393	90,003,024
Gross profit	41,685,632	29,507,968	21,750,109

Selling expenses	4,298,678	4,071,749	3,703,397
General and administrative expense	12,372,828	10,781,952	9,952,645
Other operating income	(315,713)	(394,251)	(362,542)
INCOME FROM OPERATIONS	25,329,839	15,048,518	8,456,609

Other income (expense)
Interest expense, net	(476,706)	(458,309)	(576,713)
Other income	—	1,499,733	866,297
Net income	$24,853,133	$16,089,942	$8,746,193

CONCRETE PIPE & PRECAST, LLC

STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2016, 2015, and 2014

	2016	2015	2014
CASH FLOWS FROM OPERATING ACTIVITIES		(unaudited)
Net income	$24,853,133	$16,089,942	$8,746,193
Adjustments to reconcile net income to net cash provided by
operating activities:
Depreciation	7,104,282	7,412,989	7,634,819
Amortization of debt issuance costs	14,174	14,174	123,254
Amortization of intangibles	8,334	8,334	7,986
Bad debt	121,860	75,676	144,165
Net gain on disposal of assets	(3,118)	(39,198)	(917,211)
Impairment of assets	—	171,407	—
Changes in working capital:
Trade accounts receivable, net	(2,789,749)	(3,056,320)	(775,833)
Inventories	(386,327)	(1,873,065)	554,820
Prepaids and other assets	(861,787)	(114,900)	(127,111)
Accounts payable and accrued expenses	2,431,386	1,870,549	214,583
Cash overdraft	286,946	(37,887)	1,932,608
Accrued performance fee	—	—	(3,401,851)
Net cash provided by operating activities	30,779,134	20,521,701	14,136,422

CASH FLOWS FROM INVESTING ACTIVITIES
Capital expenditures	(4,811,478)	(4,781,042)	(2,710,151)
Acquisition of new plant	—	—	(3,051,638)
Proceeds from disposal of assets (2014 shown net of closing costs of $86,168)	318,319	48,294	177,332
Principal received on notes receivable	53,497	23,602	1,763
Due from affiliates	23,774	12,468	121,691
Net cash used in investing activities	(4,415,888)	(4,696,678)	(5,461,003)

CASH FLOWS FROM FINANCING ACTIVITIES
Distributions paid	(26,656,309)	(17,600,000)	(22,225,811)
Net proceeds on revolving line of credit	417,919	1,776,152	20,942,700
Principal payments on long-term debt	—	—	(11,963,800)
Loan origination costs	—	—	(70,876)
Net cash used in financing activities	(26,238,390)	(15,823,848)	(13,317,787)
NET INCREASE (DECREASE) IN CASH	124,856	1,175	(4,642,368)
CASH, BEGINNING OF YEAR	47,035	45,860	4,688,228
CASH, END OF YEAR	$171,891	$47,035	$45,860

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION
Cash paid for:
Interest	$476,706	$458,309	$453,459

SUPPLEMENTAL DISCLOSURES OF NON-CASH INVESTING AND FINANCING ACTIVITIES
Note receivable received for sale of property, plant, and equipment	$—	$—	$1,050,000

CONCRETE PIPE & PRECAST, LLC

STATEMENTS OF CHANGES IN MEMBERS’ EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2016, 2015, and 2014

BALANCE AT DECEMBER 31, 2013	$84,706,932
Distributions	(22,123,486)
Net income	8,746,193
BALANCE AT DECEMBER 31, 2014	71,329,639
Distributions (unaudited)	(17,600,000)
Net income (unaudited)	16,089,942
BALANCE AT DECEMBER 31, 2015 (unaudited)	69,819,581
Distributions	(26,656,309)
Net income	24,853,133
BALANCE AT DECEMBER 31, 2016	$68,016,405

CONCRETE PIPE & PRECAST, LLC

NOTES TO FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2016 AND 2015 AND FOR THE THREE YEARS ENDED DECEMBER 31, 2016

1.NATURE OF BUSINESS

Concrete Pipe & Precast, LLC (“CP&P” or the “Company”) commenced operations on August 3, 2012, through a joint venture formation agreement by and between two well established pipe and precast companies, Americast, Inc., a Virginia corporation (“Americast”), and Hanson Pipe & Precast, LLC, a Delaware limited liability company (“Hanson”) (collectively, the “Members”). The Members formed CP&P, a limited liability company under the laws of the State of Delaware. Both Members made initial contributions of tangible and intangible assets such as human resources, inventory, and property, plant, and equipment at the formation of CP&P. On March 13, 2015, Forterra Pipe and Precast, LLC (“Forterra”) acquired Hanson’s interest in CP&P. As such, Forterra became a member of CP&P.

CP&P is engaged primarily in the manufacture, marketing, sale, and distribution of concrete pipe and precast products. Operations are primarily in Virginia, West Virginia, Maryland, North Carolina, Pennsylvania, South Carolina, and Georgia, with sales to contiguous states.

CP&P’s operating agreement stipulates how capital contributions, distributions, and income or losses of CP&P are to be allocated to each Member, which is not always in accordance with each Member’s respective ownership percentage. Each of the Member’s loss is limited to the amount of capital contributed. CP&P shall continue in existence until dissolved in accordance with the provisions of the agreement.

2.SIGNIFICANT ACCOUNTING POLICIES

Accounting Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. The more significant estimates made by management relate to inventory reserves, allowance for doubtful accounts and impairment of long-lived assets.

Cash and Cash Equivalents

For purposes of the statement of cash flows, CP&P considers all highly-liquid investments purchased with an original maturity of three months or less to be cash equivalents. Cash accounts in excess of federally-insured limits are subject to risk of loss.

Accounts and Notes Receivable

Accounts receivable, net consists of amounts billed to customers less an allowance for doubtful accounts. CP&P accounts for estimated uncollectible amounts by reducing earnings through a valuation allowance. This allowance is based on the judgment of management as to the estimated collectability of the receivables balance at year end and is adjusted as experience, economic conditions, and other factors dictate. CP&P established an allowance for uncollectible accounts receivable of $931,647 and $500,000 (unaudited) as of December 31, 2016 and 2015, respectively, to report receivables at their net realizable value. Bad debt write-offs totaled $121,860 in 2016, $75,676 (unaudited) in 2015, and $144,165 during 2014. Generally, accounts receivable are unsecured and subject to certain credit risks. However, certain accounts receivable are secured through liens or bonding agents.

Accounts receivable are considered delinquent once they are 90 days past due. Finance charges begin to accrue once an account is 30 days past due and continue to accrue regardless of status. Trade receivable balances that remain

CONCRETE PIPE & PRECAST, LLC

NOTES TO FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2016 AND 2015 AND FOR THE THREE YEARS ENDED DECEMBER 31, 2016

outstanding after CP&P has used reasonable collection efforts are written off by reducing accounts receivable and the valuation allowance.

Allowances for non-trade note receivable losses are determined primarily on the basis of management’s best estimate of probable losses, including specific allowances for known troubled accounts. Interest income on notes receivable is accrued monthly.

In October of 2014, CP&P obtained a non-trade note receivable related to the sale of property, plant, and equipment. The total principal balance of the note amounted to $1,050,000. The note accrues interest at an annual rate of 5.0% and requires monthly payments of $6,138 beginning on December 1, 2014. All payments of principal and interest are current as of December 31, 2016. Principal and all accrued interest is payable in full on November 1, 2017. The note is secured by the respective property, plant, and equipment. The outstanding balance of the note amounted to $971,138 and $1,024,635 (unaudited) at December 31, 2016 and 2015, respectively. CP&P considers the note receivable plus accrued interest to be fully collectible and, therefore, has determined that an allowance is not necessary.

Concentration of credit risk

Financial instruments that potentially subject the Company to concentrations of credit risk are primarily receivables. The Company performs ongoing credit evaluations of its customers’ financial condition and generally requires no collateral other than partial advance payments or deposits from its customers on major projects.

Inventories

Inventories are valued at the lower of cost or market using several cost flow assumptions including FIFO (first-in, first-out method) and average cost.

Property, Plant, and Equipment

All initial capital contributions of property, plant, and equipment by each Member were contributed at that Member’s respective book values. Property, plant, and equipment is recorded at cost and depreciated using the straight-line over the following estimated useful lives:

Estimated Useful
Life in Years

Buildings and improvements	15 - 39
Machinery and equipment	5 - 20
Vehicles and delivery equipment	5 - 12
Office equipment	3 - 7

Depreciation expense amounted to $7,104,282 in 2016, $7,412,989 (unaudited) in 2015, and $7,634,819 in 2014.

The Company evaluates the recoverability of its long-lived assets in accordance with the provisions of ASC 360, Property, Plant, and Equipment (“ASC 360”). ASC 360 requires that long-lived assets be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets is measured by comparing the carrying amount of an asset to future undiscounted net cash flows expected to be generated by the asset. No indication of impairment existed during any of the years presented. Such evaluations for impairment are significantly impacted by estimates of future prices for the Company’s products, capital needs, economic trends in the construction sector and other factors. If such assets are considered to be impaired, the impairment to be recognized is measured at the amount by which the carrying amount of the assets exceeds their

CONCRETE PIPE & PRECAST, LLC

NOTES TO FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2016 AND 2015 AND FOR THE THREE YEARS ENDED DECEMBER 31, 2016

fair value. Assets to be disposed of by sale are reflected at the lower of their carrying amount or fair value less cost to sell.

Property Held for Sale

Individual long-lived assets to be disposed of by sale are classified as assets held for sale if the following criteria are met:

•	The carrying amount will be recovered principally through a sale transaction rather than through continuing use;

•	The disposal group is available for immediate sale in its present condition subject only to terms that usual and customary for such sales; and
•The sale is highly probable.
Assets held for sale are carried at the lower of their carrying amount or fair value less costs to sell and are presented separately on the face of the balance sheet. Assets classified as held for sale are no longer depreciated. As of December 31, 2016, property held for sale was $1,523,758 and was $1,619,758 (unaudited) as of December 31, 2015.

Intangible Assets - net

Intangible assets are amortized on a straight-line basis over the life of the assets.

Shipping and Handling Costs

Shipping and handling costs are included in cost of goods sold on the statements of income. Delivery revenue is included in net sales on the statements of income.

Income Taxes

CP&P is a limited liability company. Accordingly, under the Internal Revenue Code, all taxable income or loss flows through to its Members. All state income taxes are passed through to the Members also. Therefore, no income tax expense or liability is recorded in the accompanying financial statements.
CP&P has reviewed and evaluated the relevant technical merits of each of its tax positions in accordance with guidance established by the Financial Accounting Standards Board (FASB) and determined that there are no uncertain tax positions that would have a material impact on the financial statements of CP&P. The open tax years related to state tax filings are 2013 – 2016 and will expire in 2017-2020. When and if applicable, potential interest and penalty costs are accrued as incurred, with expenses recognized in general and administrative expense on the statement of income.

Revenue Recognition

Revenues are recognized by the Company when the risks and rewards associated with the transactions have been transferred to the purchaser, which is demonstrated when all the following conditions are met: evidence of a binding arrangement exists, products have been delivered or services have been rendered, there is no future performance required, fees are fixed or determinable and amounts are collectable under normal payment terms. Sales represent the net amount chargeable in respect of services rendered and goods supplied. Sales are recognized net of any discounts given to the customer and sales or use tax.

The Company recognizes revenue at the time the product is shipped to the customer. In most cases, the final delivery to the customers is within the same day that the shipment is picked up by a third party hauler.

CONCRETE PIPE & PRECAST, LLC

NOTES TO FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2016 AND 2015 AND FOR THE THREE YEARS ENDED DECEMBER 31, 2016

Sales Taxes

CP&P collects sales tax from customers and remits the entire amount to the taxing jurisdictions. CP&P’s accounting policy is to exclude the tax collected and remitted to the taxing jurisdictions from revenues and cost of sales.

Fair Value

CP&P follows current accounting standards relating to fair value measurements and disclosures, which define fair value, establish guidelines for measuring fair value, establish a framework for measuring fair value, and expand disclosures regarding fair value measurement. The Company’s financial instruments consist primarily of cash and cash equivalents, trade receivables, accounts payable, accrued expenses, and debt. The carrying value of the Company’s financial instruments approximates the fair value due to their highly liquid nature, short-term maturity, or competitive rates assigned to these financial instruments.

Members’ Equity

At the formation of CP&P, each member received 500 common voting units. As of December 31, 2016, each Member has 500 common units. Income and losses are allocated to the members based upon their relative share of common units, exception that depreciation, and gains and losses related to property, plant, and equipment as part of the initial contribution to CP&P are allocated back to the Members who originally contributed the assets. Depreciation, gains and losses related to property, plant, and equipment acquired subsequent to the formation of CP&P are allocated based on common units.

CP&P distributes cash to the Members in an amount equal to the estimated tax amount on its taxable income. All additional distributions are divided equally among the Members.

Recent Accounting Pronouncements

In May 2014, the FASB issued ASU 2014-09, Revenue from Contracts with Customers (Topic 606), which provides accounting guidance for all revenue arising from contracts with customers and affects all entities that enter into contracts to provide goods or services to their customers. The FASB subsequently voted to defer the application of the provisions of this standard for public companies until annual reporting periods beginning after December 15, 2017 in ASU 2015-14 Revenue from Contracts with Customers (Topic 606): Deferral of the Effective Date, including interim periods within that reporting period. The Company anticipate adopting the modified retrospective transition method and do not plan to adopt ASC 606. Based on management’s evaluation to-date, management does not anticipate this standard will have a material impact on our financial statements. The Company continue to evaluate the impacts of ASC 606 will have on our disclosures.

In February 2016, the FASB issued ASU 2016-02, Leases (Topic 842), amending the existing accounting standards for lease accounting, including requiring lessees to recognize most leases on their balance sheets and making targeted changes to lessor accounting. For public business entities, the amendments in this update are effective for annual reporting periods beginning after December 15, 2018, including interim periods within those fiscal years, and early adoption is permitted as of the standard’s issuance date. ASU 2016-02 requires a modified retrospective transition approach for all leases existing at, or entered into after, the date of initial application, with an option to use certain transition relief. The Company believes this ASU will have a material impact on our consolidated financial statements as it will result in most of the Company’s leases and associated assets being presented on the balance sheet.

Subsequent Events

Management has evaluated subsequent events through March 24, 2017, which is the date the financial statements were available to be issued.

CONCRETE PIPE & PRECAST, LLC

NOTES TO FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2016 AND 2015 AND FOR THE THREE YEARS ENDED DECEMBER 31, 2016

3. BUSINESS ACQUISITION

On January 15, 2014, CP&P acquired various assets of Advanced Drainage Systems, Inc., a concrete product manufacturing facility located in Greencastle, Pennsylvania. The results of operations have been included in the financial statements since the date of acquisition. As a result of the acquisition, CP&P expects to expand their market geographically and strengthen customer relationships.

The total purchase price of the manufacturing facility amounted to $3,051,638 and was paid to the seller in cash. The following table summarizes the amounts of assets recognized at the acquisition date.

Property, plant, and equipment	$1,775,000
Inventory	1,251,638
Intangible assets	25,000
Total assets acquired	$3,051,638

The acquired non-competition agreement is being amortized over its useful life, which is estimated to be three years.

4.INVENTORIES

Inventories consisted of the following as of December 31:

	2016	2015
		(unaudited)
Finished goods	$12,542,761	$12,330,965
Raw materials	3,101,678	2,889,715
Supplies	89,682	127,114
Total inventories	$15,734,121	$15,347,794

CONCRETE PIPE & PRECAST, LLC

NOTES TO FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2016 AND 2015 AND FOR THE THREE YEARS ENDED DECEMBER 31, 2016

5.PROPERTY, PLANT, AND EQUIPMENT

Property, plant, and equipment consisted of the following at December 31:

	2016	2015
		(unaudited)
Land and buildings	$42,905,562	$42,288,057
Machinery and equipment	102,209,256	100,286,500
Vehicles and delivery equipment	788,421	1,703,637
Office equipment	1,245,071	1,350,542
Assets under development	6,174,946	3,859,877
Total	153,323,256	149,488,613
Less: Accumulated depreciation	(86,193,948)	(79,847,300)
Net property, plant, and equipment	$67,129,308	$69,641,313

6.INTANGIBLE ASSETS - NET

Intangible assets consist of the following at December 31:

	2016	2015
		(unaudited)
Non-competition agreement	25,000	25,000
Less: Accumulated amortization	(24,653)	(16,319)
Intangible assets - net	$347	$8,681

Amortization expense amounted to $8,334 for 2016 and 2015 (unaudited) and $7,986 in 2014.

Estimated amortization expense for each for 2017 is $347.

7.NOTES PAYABLE

On August 3, 2012, CP&P entered into a revolving line of credit with Bank of America (“BoA”) and a $15,000,000 Term Loan. Each instrument accrued interest based on the LIBOR plus an applicable margin. There were no borrowings on the line of credit at any point during 2014. The Term Loan was repayable in monthly principal payments of $178,600 plus interest.

On July 9, 2014, CP&P refinanced its BoA debt through a Wells Fargo Bank revolving line of credit (“WF Revolver”). The monthly payments of accrued interest are based on an interest rate equal to the LIBOR rate plus an applicable margin based on performance. The applicable margin at December 31, 2016 was 1.75%. CP&P is also subject to an unused commitment fee on the WF Revolver as defined in the credit agreement with Wells Fargo. The WF Revolver’s original credit limit of $35,000,000 is reduced by $600,000 every quarter beginning with the quarter ended September 30, 2014. The credit agreement defines current maturities as $2,400,000. The borrowings from the WF Revolver were used to pay off the BoA debt and provide additional liquidity. The available credit limit, restricted by a borrowing base limitation as outlined in the credit agreement at December 31, 2016 is $29,000,000. The WF Revolver becomes due on July 9, 2019.

CONCRETE PIPE & PRECAST, LLC

NOTES TO FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2016 AND 2015 AND FOR THE THREE YEARS ENDED DECEMBER 31, 2016

The WF Revolver is secured by certain real property and all machinery and equipment, vehicles and delivery equipment, office equipment, other personal property, accounts receivable, general intangibles, and inventory.
The outstanding balance of the WF Revolver consisted of the following at December 31,

	2016	2015
		(unaudited)
Current portion	$ 2,400,000	2,400,000
Long-term portion	20,736,770	20,318,852
Notes payable	$23,136,770	$22,718,852

Annual maturities of the WF Revolver are $2,400,000 for 2017 and 2018 and $18,336,770 in 2019.

CP&P is subject to two loan covenants: a Funded Debt to EBITDA (earnings before interest, taxes, depreciation, and amortization) Ratio and a Basic Fixed Charge Coverage Ratio. CP&P was in compliance with all loan covenants for as of December 31, 2016.

8.PROFIT SHARING PLANS AND COLLECTIVE BARGAINING AGREEMENT

CP&P has adopted a plan allowing all qualified employees to invest a portion of their current earnings in an employees’ 401(k) retirement fund. CP&P matches a portion of the elective contributions made by the employees based on the terms of the plan. CP&P may also, at its sole discretion, make additional contributions for all eligible employees. Employer contributions to the plan amounted to approximately $835,000 in 2016, $733,000 (unaudited) in 2015 and $354,000 for 2014.

CP&P entered into a collective bargaining agreement on August 28, 2012, with the union workforce at one production facility. The terms of the current agreement are up for renewal on August 27, 2018. Approximately 7% of the total production workforce is covered under this agreement as of December 2016.

CONCRETE PIPE & PRECAST, LLC

NOTES TO FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2016 AND 2015 AND FOR THE THREE YEARS ENDED DECEMBER 31, 2016

9.RELATED PARTY TRANSACTIONS

Included in trade accounts receivable, net and accounts payable are amounts due and from both Eagle Corporation and Forterra, which are both Members. Additionally, receivables and payables included in due to and due from affiliates from non-trade transactions with Eagle Corporation are separately presented on the balance sheet. The outstanding balances as of December 31 are:

	2016	2015
		(unaudited)
Trade accounts receivable, net - Eagle	430	10
Trade accounts receivable, net - Forterra	—	—
Accounts Payable - Eagle	8,884	7,084
Accounts Payable - Forterra	15,025	13,112
Due from affiliates	1,059	1,478
Due to affiliates	120,108	96,753

CP&P sold approximately $107,000 in 2016, $127,000 (unaudited) in 2015, and $1,383,000 in 2014 worth of goods and services to affiliated companies. CP&P purchased approximately $489,000 in 2016, $668,000 (unaudited) in 2015, and $3,438,000 in 2014 worth of goods and services from affiliated companies.

On August 3, 2012, CP&P entered into a Management Services Agreement with Eagle Corporation, parent of Americast (“Eagle”). For a monthly fee, Eagle is providing general and administrative services including information technology, payroll processing, 401(k) profit sharing plan management, and insurance coverage allocations. The agreement is subject to a Consumer Price Index (CPI) adjustment beginning in 2015. The Management Fee expense for 2016 was $513,220, $500,000 (unaudited) in 2015, and $500,000 in 2014. The agreement will automatically renew annually until terminated as described in the agreement.

10.COMMITMENTS AND CONTINGENT LIABILITIES

The Company is involved in legal proceedings and litigation in the ordinary course of business.  In the opinion of management, the outcome of such matters will not have a material adverse effect on the Company’s financial position, results of operations, or liquidity.  The Company has received a claim related to performance under a certain contract.  As of December 31, 2016, no settlement has been reached, but the Company has recorded a reserve related to this matter of approximately $350,000.  Other than routine litigation incidental to the Company’s business, there are no other material legal proceedings to which the Company is a party or to which any of the Company’s properties are subject.

Self-Insurance

CP&P participates in self-funding programs for workers’ compensation and liability insurance. The plans are administered by insurance companies who determine current funding requirements. CP&P has individual and aggregate stop-loss arrangements with the insurance companies to cover substantial claims. CP&P has approximately $78,000 at December 31, 2016 and $228,000 (unaudited) at December 31, 2015 as an estimated self-insurance liability.

Operating Leases

CP&P is obligated under various non-cancellable operating leases for property, equipment, vehicles, and computers, which have varying terms. Lease expense under these agreements approximated $941,000 in 2016, $872,000 (unaudited) in 2015, $801,000 in 2014.

CONCRETE PIPE & PRECAST, LLC

NOTES TO FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2016 AND 2015 AND FOR THE THREE YEARS ENDED DECEMBER 31, 2016

Approximate minimum future operating lease rental payments required for the five-year period subsequent to December 31, 2016, are as follows:

2017	$ 630,000
2018	398,000
2019	154,000
2020	62,000
2021	17,000
Total	$1,261,000